Exhibit 99.1

Enerplus to Report Fourth Quarter and Full-Year 2021 Results & Reserves February 24

CALGARY, AB, Jan. 18, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the fourth quarter and full-year 2021 after market close on Thursday, February 24, 2022. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on February 25, 2022, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Fourth Quarter & Full-Year 2021 Results Live Conference Call Details

Date:	Friday, February 25, 2022
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	1-888-390-0546 (Toll Free)
Conference ID:	57309809
Audiocast: https://produceredition.webcasts.com/starthere.jsp?ei=1519306&tp_key=08cd734c3e

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-In:	1-888-390-0541 (Toll Free)
Passcode:	546758 #

Electronic copies of our 2021 interim and 2020 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2022/18/c9611.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707, Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 18-JAN-22